Exhibit 99.1
Message from Chairman of Qiao Xing Universal on the Company’s Direction of Business
Development, an Intended Acquisition and a Plan
to Dispose of Certain Idle Assets
     HUIZHOU, Guangdong, China, Nov. 27 /Xinhua-PRNewswire-FirstCall/ — The Chairman of Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) today delivered a message on XING’s medium and long-term business direction, an intended acquisition and a plan to dispose of certain land use rights and construction-in-progress which are not being used in the Company’s business operations.
     The Company’s Direction of Business Development in the Medium and Long Term
     Mr. Wu Rui Lin said, “We have been trying to develop a medium and long-term plan for maintaining the rapid growth of the Company. The basic strategy is to diversify the Company’s business into two core business segments.
     “Firstly, we will continue to take steps to ensure growth of at least 20-30% per annum in the next five years in our existing business of telecommunication terminal products, especially in the mobile phone handset business sub-segment. The potential is still huge for China’s market of telecommunication terminal products, especially the mobile phone handset sub-segment. The penetration rate of mobile phones in China’s tier-3/tier-4 cities and vast rural areas is still very low. The fast-approaching advent of the 3-G era is expected to bring huge business opportunities. Through rapid development in recent years, we have become one of the leading domestic mobile phone players in China, with outstanding core competitiveness in terms of brand name recognition, capabilities in research and development and in innovation, and network of marketing and sales. We will seize this exceptional opportunity and strive to rank among the top two local players in the mobile phone handset market in China within two years. We will also continue to develop overseas markets, in execution of our internationalization strategy.
     “At the same time, the Company has been actively exploring possible entry into other industries of high growth rate and high profitability, to provide a source of higher shareholder value. Respectively a renowned enterprise and a well-known entrepreneur, the Company and its Chairman Mr. Wu Rui Lin are frequently invited by state-owned and private enterprises alike to participate in the development of large-scale projects in such areas as nonferrous metal and new materials. To fully exploit these opportunities, the Company has formed two years ago a project team consisting of professionals in the areas of investment, law, accounting and finance, to filter, investigate and assess new projects which hold promise.
     “To increase the chance of picking a winner, XING’s Board of Directors has established a series of stringent criteria for the project team to follow in selecting new projects, including: entering into a new business sector via the purchase of equity interests of an existing enterprise; high profit potential for the new project; and first-class technology and management personnel already in existence in the target company.”

     Letter of Intent for Purchase of Equity Interests of a Molybdenum Mine Enterprise
     Mr. Wu said, “After nearly two years’ hard work by the project team, the Company, via its subsidiary, recently signed a letter of intent to acquire at least 51% equity interest of a target company, which owns a large-scale molybdenum mining operation in Inner Mongolia China.
     “A rare metal and a non-renewable resource of great strategic importance, molybdenum is widely used in the areas of national defense, aviation, aeronautics, information technology and manufacturing. The business which the Company has expressed an intention to acquire would contribute significantly to XING’s revenue and profits.
     “Before entering into a definitive agreement, the Company will carry out due diligence procedures, accounting and finance audits and asset valuations on the target company. We will in a timely manner apprise the public of any relevant material information as the work progresses and the situation develops.”
     Plan to Dispose of Certain Idle Assets
     Mr. Wu continued, “To maximize our return on assets, we plan to dispose of certain land use rights and construction-in progress which are not being used in our business operations.”
     Mr. Wu concluded, “We are fully confident in the prospects of our business of telecommunication terminal products. We are also optimistic about the future of the new business sector that we intend to enter.”
     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributor of telecommunications products in China. QXUT’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, mobile handsets, PDAs and consumer electronic products, including MP3 players, cash registers and set- top-box products. The Company primarily conducts its business through its operating subsidiaries CEC Telecom Co., Ltd (CECT), and Huizhou Qiao Xing Communication Industry Co., Ltd (HZQXCI), a company engaged in R&D and distribution of indoor telephone sets and economy mobile phones under the COSUN brand. The Company Group has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-Mart. For more details, please visit http://www.cosun-xing.com .
     Safe Harbor Statement
     This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Universal’s beliefs and expectations, are forward-looking statements.

Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of November 14, 2007, and Qiao Xing Universal undertakes no duty to update such information, except as required under applicable law.
SOURCE Qiao Xing Universal Telephone, Inc.
   -0- 11/27/2004
   /CONTACT: Rick Xiao of Qiao Xing Universal Telephone, +86-752-282-0268, or
rickxiao@qiaoxing.com /
   /Web Site: http://www.cosun-xing.com /
   (XING)